Exhibit 14.1

VIRGIN ORBIT HOLDINGS, INC.

CODE OF CONDUCT

TABLE OF CONTENTS

I.	INTRODUCTION		1

	A.	To Whom Does This Code of Conduct Apply?	1
	B.	Consequences of Non-Compliance with this Code of Conduct	2
	C.	What To Do When Faced With an Ethical Decision.	2
	D.	Where to Get Help and Report Concerns and Violations of the Code of Conduct	3
	E.	Policy Against Retaliation	3
	F.	Waivers of the Code of Conduct	3

II.	CONFLICTS OF INTEREST		4

	A.	Identifying Potential Conflicts of Interest	4
	B.	Disclosure of Conflicts of Interest	6
	C.	Policy on Work Related Gifts	6

III.	POLICY ON CORPORATE OPPORTUNITIES		7

IV.	ENVIRONMENTAL, HEALTH AND SAFETY, EMPLOYMENT PRACTICES		7

	A.	Environment and Sustainability	7
	B.	Health and Safety	7
	C.	Equal Opportunity Employment Practices, Anti-Discrimination and Anti-Harassment Policy	8

V.	PROTECTION AND USE OF VIRGIN ORBIT’S ASSETS		9

VI.	INSIDER TRADING AND SECURITIES INFORMATION		9

VII.	PUBLIC COMMUNICATIONS AND REGULATION FD		10

	A.	Public Communications and Confidential Information	10
	B.	Compliance with Regulation FD	10

VIII.	ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS		11

IX.	RAISING CONCERNS OR COMPLAINTS ABOUT ACCOUNTING OR AUDITING MATTERS		11

X.	RECORD RETENTION		11

XI.	PUBLIC SECTOR CODE OF ETHICS AND BUSINESS CONDUCT		12

	A.	Fair Dealing	12
	B.	Responsible Manufacturing and Distribution Practices	12
	C.	Purchasing Practices	13
	D.	Guidelines For Dealings With Public Sector Customers	13

XII.	FAIR COMPETITION		14

	A.	Gathering Competitive Information	14
	B.	Anti-Competition and Anti-Trust Policy	15

XIII.	COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS		15

	A.	Export Control Compliance	15
	B.	Anti-Trafficking Policy	16
	C.	Anti-Corruption Policy	17
	D.	Anti-Money Laundering Policy	17
	E.	Political Activity	18

XIV.	ACKNOWLEDGEMENT		18

XV.	CONCLUSION		18

i

VIRGIN ORBIT CODE OF CONDUCT

I.	INTRODUCTION

This Code of Conduct is Virgin Orbit Holdings, Inc.’s (together with its subsidiaries, “Virgin Orbit” or the “Company”) general statement of ethical business conduct. The Code of Conduct stems from our Company values:

●	Very Virgin. We are inclusive, imaginative, and pioneering. We strive to empower every voice to work hard to change the world, all while having fun along the way.

●	On a Mission Together. We are purpose-led, united, and committed to success through camaraderie. In every decision and every action, we accomplish audacious, critical missions by helping each other succeed.

●	Straight Up. We are honest, transparent, and kind. We communicate openly in a fair and straightforward way to build trust.

●	Ignited by Curiosity. We are inquisitive, innovative, and always hungry to learn. We never stop questioning, of everyone and everything: “How can we do it better?”

●	Responsive by Design. We give a damn about our customers and each other. We move forward with urgency, empathy, integrity, and an open-minded approach.

A.	To Whom Does This Code of Conduct Apply?

This Code of Conduct applies to all of Virgin Orbit’s employees, directors, and officers which shall be referred to together as “Teammates.” In this Code of Conduct, we refer to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, as our “principal financial officers.”

This Code of Conduct also applies to temporary workers, contracted providers, consultants, contractors, vendors and any other person acting on behalf of Virgin Orbit, which we refer to in this Code of Conduct as “third parties.” Applicability of this Code of Conduct to third parties is established through an undertaking and agreement included in any contract between Virgin Orbit and such third party.

Teammates with leadership roles at Virgin Orbit have additional responsibilities and should foster an environment of ethical behavior by:

●	acting as role models, demonstrating ethical behavior in the performance of their own duties,

●	making sure that Teammates understand that business results are never more important than compliance with the standards for ethical behavior,

●	ensuring that Teammates are familiar with the standards for ethical behavior in the Code of Conduct and Company Policies that are relevant to the performance of their duties,

●	encouraging open communication regarding business practices and ethical issues, and

●	acting to address incidents of unethical behavior, including training, counseling and disciplinary action where appropriate, and recognizing and rewarding ethical behavior.

B.	Consequences of Non-Compliance with this Code of Conduct

The Company takes this Code of Conduct and its ethical standards and legal obligations very seriously. Failures to act ethically and violations of the Code of Conduct and Company Policies can impact Virgin Orbit’s business and reputation, and can have serious consequences for all Virgin Orbit stakeholders, including Teammates, shareholders, consumers, business partners and our communities. When Virgin Orbit becomes aware of or has determined that there has been a violation of the Code of Conduct or the law, we will act to correct the problem and prevent future occurrences. Depending on the circumstances, the corrective and preventive steps may include training, counseling and disciplinary actions up to and including termination of employment, or, in the case of a director, a request that such director resign from the Board of Directors of the Company, and civil or criminal prosecution.

If you are accused of violating this Code of Conduct, you will be given an opportunity to present your version of the events at issue as part of the investigation process.

In addition, the Company reserves the right to report misconduct to appropriate federal, state and local authorities. Violations also could lead to civil damages, criminal fines, arrest and prosecution by law enforcement if such violations involve illegal activities. The Company may also face substantial fines and penalties and may incur damage to its reputation and standing in the community.

You have a responsibility to speak up when you are in a situation which you believe may violate or lead to a violation of the Code of Conduct, Company Policy or the law.

C.	What To Do When Faced With an Ethical Decision.

When faced with an ethical decision, Teammates should ask themselves these questions:

●	What is the ethics issue? Start by identifying the problem – what is it about the situation that makes you feel uncomfortable?

●	Is it a violation of Virgin Orbit’s Code of Conduct, Company Policy or the law? If it is, don’t do it. If you’re not sure, you should talk to your supervisor, your People Partner, or the Legal Department.

●	How will it affect Virgin Orbit’s stakeholders? What is the impact on Virgin Orbit’s consumers, investors, fellow Teammates, communities and other stakeholders?

●	How will this affect my reputation and the reputation of Virgin Orbit? Are your actions consistent with Virgin Orbit’s values? Are you playing fair? Would you feel comfortable explaining the situation to your family or the news media? How does your conscience feel? What would a trusted friend advise?

D.	Where to Get Help and Report Concerns and Violations of the Code of Conduct

All Teammates have a duty to report any known or suspected violation of this Code of Conduct, including violations of the laws, rules, regulations or policies that apply to the Company. Teammates who have questions about the Code of Conduct, Company Policy, or conduct that may violate these standards can turn to the following resources for help:

●	Supervisors are available to answer questions, and are most familiar with the company guidelines that apply to the business activities in their areas.

●	Your People Partners and the People Department are the best resources for questions about employment, benefits, and workplace issues. If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, you may contact one of the following resources:

o	The Legal Department is available to answer specific questions about the Code of Conduct and Company Policies and can provide guidance about what laws apply and how to conduct Virgin Orbit’s business in compliance with the law. Inquiries from external parties should be addressed to Derrick Boston, Chief Legal Officer at derrick.boston@virginorbit.com.

o	The Straight Up Hotline is a toll-free number available to Teammates and 3rd parties 24 hours a day, 7 days a week by telephone at 844-796-6538 or over the Internet at: https://secure.ethicspoint.com/domain/media/en/gui/66454/index.html to report potential violations of the Code of Conduct or company Policies. To the extent permitted by local law, Persons who call the hotline can choose to remain anonymous, but are encouraged to identify themselves and to provide as much information as possible so that the Company can conduct an efficient and effective investigation of the reported issue.

All questions and concerns will be handled fairly and discreetly, consistent with applicable laws and the Company’s need to investigate your concern. Retaliation against any teammate for reporting an ethical concern is prohibited.

Teammates can find additional policies referenced in this Code of Conduct in the Employee Handbook located on the Company’s intranet site.

See Section IX, below, for procedures for raising concerns about accounting and auditing matters.

E.	Policy Against Retaliation

Virgin Orbit prohibits retaliation against any Teammate who, in good faith, seeks help or reports known or suspected violations or otherwise engages in legally protected whistleblower activity. Any reprisal or retaliation against an employee or director because the employee or director, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment. It is against Company policy and law to retaliate against Teammates engaged in legally protected whistleblower activity.

Any Teammate who believes that he or she is being subjected to retaliation for reporting an issue in good faith or assisting in good faith with an investigation should report the matter immediately to the People Department, the Legal Department or the confidential Straight Up Hotline.

F.	Waivers of the Code of Conduct

Any waiver of this Code for Virgin Orbit’s directors, executive officers or other principal financial officers must only be made by our Board of Directors or a duly authorized committee thereof and will be disclosed to the public as required by applicable law or stock market rules. Waivers of this Code for other employees may be made only by the Company’s Chief Legal Officer, or his or her designee, and will be reported to our Board of Directors and/or Audit Committee, as necessary or advisable.

II.	CONFLICTS OF INTEREST

A.	Identifying Potential Conflicts of Interest

All Teammates must refrain from engaging in any activity or having a personal interest that presents a “conflict of interest” and should seek to avoid even the appearance of a conflict of interest. A conflict of interest occurs when your personal interest interferes with the interests of the Company. A conflict of interest can arise whenever you, as an employee, officer or director, take action or have an interest that prevents you from performing your Company duties and responsibilities honestly, objectively and effectively.

Identifying potential conflicts of interest may not always be clear-cut. The following are examples of actions or activities by or situations involving Teammates that may create a conflict of interest or the appearance thereof:

●	Having a “material interest” (ownership or otherwise) in any company that the individual knows or suspects is a material customer, supplier or competitor of the Company and using the employee’s position to influence a transaction with such company. Whether an employee has a “material interest” will be determined by the Chief Legal Officer or the Company’s Board of Directors, as applicable, in light of all of the circumstances, including consideration of the relationship of the employee to the customer, supplier or competitor, the relationship of the employee to the specific transaction and the importance of the interest to the employee having the interest.

●	Engaging in any outside activity that will bring direct or indirect profit to our competitors;

●	Being employed by, serving as a director of, or providing any services to a company that the individual knows or suspects is a material customer, supplier or competitor of the Company (other than services to be provided as part of an employee’s job responsibilities for the Company);

●	Obtaining loans or guarantees of personal obligations from, or entering into any other personal financial transaction with, any company that the individual knows or suspects is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with banks, brokerage firms or other financial institutions.

●	Failing to disclose to Virgin Orbit that an immediate family member is employed by or affiliated with a competitor or Virgin Orbit contractor, vendor, business associate or other affiliate;

●	Personal or romantic involvement with a competitor, supplier, or subordinate teammate of the Company;

●	Obtaining any material (as to the individual) personal benefits or favors because of the individual’s position with the Company;

●	Serving on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably would be expected to conflict with those of the Company.

●	Using Virgin Orbit equipment or other resources to support an external business;

●	Accepting remuneration, compensation or a gift of any kind from current or potential contractors, vendors, business associates or affiliates of Virgin Orbit;

●	Providing preferential treatment to any person or outside entity resulting from gifts or favors received;

●	Providing or giving gifts or favors to others where it might appear to be designed to improperly influence others in their relations with Virgin Orbit;

●	Employment of close relations is permitted. Subject to the condition that Teammates may not work under the direct or indirect leadership of or have influence over a “close relation.” “Close relations” include spouses, domestic partners, individuals who are dating, children, siblings, parents, in-laws, roommates, relatives, step- relatives and extended-family. In considering whether a relationship falls within this policy, all Teammates are urged to disclose the facts to their supervisor if there is any question of whether a relationship exists.

●	While employed by the Company, Teammates are expected to devote their energy to their job.

●	The following types of employment elsewhere are strictly prohibited:

o	Additional employment that conflicts with a teammate’s work schedule, duties, and responsibilities at the Company;

o	Additional employment that creates a conflict of interest or is incompatible with the teammate’s position with the Company;

o	Additional employment that impairs or has a detrimental effect on the teammate’s work performance with the Company; and

o	Engaging in any other activity which conflicts with the interests of Virgin Orbit.

Any Teammate who wishes to engage in outside employment is encouraged to consult with the People Department to ensure that any contemplated outside employment will not result in a violation of this policy or in any way interfere with the Teammate’s employment at the Company; and

Notwithstanding the foregoing, in the case of the Company’s non-employee directors, compliance herewith is subject to provisions of the Company’s certificate of incorporation, bylaws and any stockholders’ agreement applicable to the Company.

B.	Disclosure of Conflicts of Interest

The Company requires that employees and directors disclose any situation that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a situation that could give rise to a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must disclose the relevant circumstances to your immediate manager, and to a member of the People Department, or if you are a director or executive officer, to the Board of Directors. The Company’s Chief Legal Officer, the Board of Directors or a committee thereof, as applicable, will work with you to determine whether you have a conflict of interest and, if so, how best to address it in a manner appropriate according to the circumstances. All transactions that could potentially give rise to a conflict of interest involving a director, executive officer or principal financial officer must be approved by the Board of Directors or a committee thereof, and any such approval will not be considered a waiver of this Code of Conduct. Failure to disclose facts may constitute grounds for disciplinary action, up to and including termination.

C.	Policy on Work Related Gifts

At Virgin Orbit, we strive to uphold the highest standards of ethics and professionalism, and are committed to treating all people and organizations equally and impartially.

Teammates may not solicit or accept personal gifts, business courtesies, or services from outside entities, vendors, or business associates, or other third parties or their families because doing so may establish an actual or potential conflict of interest.

If any teammate is offered any money, favors, or something else of value by or on behalf of a potential or existing Customer, Vendor or other third party, Teammates should politely decline the offer and promptly report the incident to Management and/or Legal. Things of value include cash, meals, cocktails, lodging, transportation, free goods, tickets to events and gift certificates -- among many others. Teammates are allowed to accept gifts valued under $20.00, with the exception of cash, without reporting to Management and/or Legal. If Teammates receive several gifts at the same time from the same party, the total value of all gifts received should not exceed the value of $20.00.

Teammates should comply with the following:

●	Do not give or accept anything of value if it would appear to improperly obligate someone to act a certain way or if it would embarrass either party if made public.

●	Before offering a gift, make sure the gift policies of your intended recipients will not be violated.

●	Consult with the Legal Department before offering or accepting gifts, meals, services, entertainment, or anything else of value to or from a government official.

●	Under the US Foreign Corrupt Practices Act, a government official includes:

o	Any director, officer, employee, agent, or representative (including anyone elected, nominated, or appointed to be a director, officer, employee, agent, or representative) of any government entity (which includes state-owned businesses and international organizations), or anyone otherwise acting in an official capacity on behalf of a government entity.

o	Any political party, political party official, or political party employee.

o	Any candidate for public or political office.

o	Any royal or ruling family member.

o	Any agent or representative of any of those persons listed above.

III.	POLICY ON CORPORATE OPPORTUNITIES

Teammates should not compete with Virgin Orbit, or take for their personal benefit any opportunities (for example, relating to products, inventions or investments) that are discovered through the use of corporate property, information or position while employed by the Company or, for a director, while serving on our Board of Directors.

If you discover or are presented with a business opportunity through the use of corporate property or information or because of your position with the Company, you should first present the business opportunity to the Company before pursuing the opportunity in your individual capacity. You should disclose to your supervisor the terms and conditions of each business opportunity covered by this Code of Conduct that you wish to pursue. Your supervisor will contact the Chief Legal Officer and the appropriate management personnel to determine whether the Company wishes to pursue the business opportunity. If the Company waives its right to pursue the business opportunity, you may pursue the business opportunity on the same terms and conditions as originally proposed and consistent with the other ethical guidelines set forth in this Code.

Notwithstanding the foregoing, in the case of the Company’s non-employee directors, compliance herewith is subject to provisions of the Company’s certificate of incorporation, bylaws and any agreement with stockholders applicable to the Company.

IV.	ENVIRONMENTAL, HEALTH AND SAFETY, EMPLOYMENT PRACTICES

The Company is committed to providing a safe and healthy working environment for its Teammates and to avoiding adverse impact and injury to the environment and the communities in which it does business. Company employees must comply with all applicable environmental, health and safety and laws, regulations and Company standards. It is the responsibility of each Teammate to understand and comply with the laws, regulations and policies that are relevant to your job. Failure to comply with environmental, health and safety laws and regulations can result in civil and criminal liability against you and the Company, as well as disciplinary action by the Company, up to and including termination of employment. You should contact the Legal Department if you have any questions the laws, regulations and policies that apply to you.

A.	Environment and Sustainability

Virgin Orbit works to protect the health and safety of employees, and to limit our impact on the environment. We follow all environmental laws wherever we operate, and we include environmental, health and safety standards in our business operations to reduce risks, limit impacts and provide a safe workplace. Teammates have a responsibility to promptly report any known or suspected violations of environmental laws or any events that may result in a discharge or emission of hazardous materials.

B.	Health and Safety

Every teammate has the responsibility, and the authority, to call a safety “time out” whenever they have serious questions about the safety of a work situation. Should it be a question about how we fly our spaceships or how our office workstations are set up, Teammates are expected to tell management about safety concerns so they can be examined and resolved.

We are all expected to use good judgment, follow Company safety policies and to exercise caution in all work activities. Everyone is expected to promptly report any and all unsafe conditions, accidents or injuries, regardless of how insignificant they may appear, to their manager or the safety department without fear of retaliation. These reports are necessary to correct any potential hazards, treat injured Teammates, and to comply with laws governing workplace safety.

The Company and all Teammates must comply with applicable federal and state Occupational Safety and Health Administration (OSHA) regulations and guidelines. Safety education is essential and Teammates will attend safety training based on their position requirements and Company location.

Safety is our North Star. It’s a key driver in every teammate’s decision-making process and is threaded through the very fabric of our culture. Virgin Orbit is committed to ensuring that all of our Teammates enjoy a safe and healthy workplace.

Because we take protection of Teammates and safety compliance very seriously, any violation of Virgin Orbit’s safety procedures and policies may be subject to disciplinary action, up to and including termination.

If you have any questions concerning workplace safety, please consult with either your manager, the Safety Team or the People Department.

C.	Equal Opportunity Employment Practices, Anti-Discrimination and Anti-Harassment Policy

The Company pursues fair employment practices in every aspect of its business. Consistent with the Company policy contained in Employee Handbook, the Company provides opportunity for all applicants and Teammates. The Company does not unlawfully discriminate on the basis of race, religion, color, national origin, ancestry, physical and /or mental disability, medical condition, genetic information, marital status, sex (including pregnancy, childbirth, breastfeeding and/or related medical conditions), gender, gender identity, gender expression, age, sexual orientation, and military or veteran status, or any other basis protected by law. The Company also prohibits harassment based on these characteristics in any form, whether physical or verbal and whether committed by supervisors, non-supervisory personnel or non-employees. Harassment may include, but is not limited to, offensive sexual flirtations, unwanted sexual advances or propositions, verbal abuse, sexually or racially degrading words, or the display in the workplace of sexually suggestive or racially degrading objects or pictures.

This policy applies to all areas of employment, including recruitment, hiring, training, promotion, compensation and benefits. This commitment applies to all persons involved in the operations of the Company, including contractors, vendors, interns and volunteers. Virgin Orbit prohibits unlawful discrimination by any teammate, including managers, co-workers, vendors, and customers.

The Company also makes reasonable accommodations for qualified disabled employees, including disabled veteran Teammates, and for Teammates’ religious observances, holidays and practices, unless the accommodation would cause an undue hardship on the Company’s operations. The Company does not tolerate unlawful retaliation against Teammates, including against Teammates who request a disability or religious observance or religious practice accommodation.

Teammates should report any instance of unlawful discrimination to their manager or the People Department, regardless of whether they or someone else is the subject of the discrimination. The Company will conduct a prompt, effective, thorough and objective investigation of concerns of discrimination and provide a timely response. The Company prohibits any and all retaliation for submitting a good faith claim of unlawful discrimination or for cooperating in any investigation.

The Company takes issues of discrimination seriously and is committed to ensuring a safe and respectful workplace for all our Teammates. Accordingly, if an investigation determines that prohibited discrimination or other conduct violated applicable Company policy or that anyone who participated in the investigation was retaliated against, then the offending party will be disciplined up to and including termination of employment. Please also see Anti-Harassment Policy in our Employee Handbook. Please contact your supervisor or the People Department to obtain a copy of the Employee Handbook or with any questions concerning the Anti-Harassment Policy. Teammates can also find the Employee Handbook on the Company’s intranet site.

V.	PROTECTION AND USE OF VIRGIN ORBIT’S ASSETS

Teammates should protect the Company’s assets and ensure their efficient use for legitimate business purposes only and not for any personal benefit or the personal benefit of anyone else. Theft, carelessness and waste have a direct impact on the Company’s financial performance. The use of Company funds or assets, whether or not for personal gain, for any unlawful or improper purpose is prohibited.

Teammates should be aware that Company property includes all data and communications transmitted or received to or by, or contained in, the Company’s electronic or telephonic systems. Company property also includes all written communications. Employees and other users of this property should have no expectation of privacy with respect to these communications and data. To the extent permitted by law, the Company has the ability, and reserves the right, to monitor all electronic and telephonic communication. These communications may also be subject to disclosure to law enforcement or government officials.

VI.	INSIDER TRADING AND SECURITIES INFORMATION

Consistent with the Company’s Insider Trading Compliance Policy, the Company’s employees and directors are prohibited from trading in the stock or other securities of the Company while in possession of material nonpublic information about the Company. In addition, Company employees and directors are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell the Company’s stock or other securities on the basis of material non-public information. Employees and directors who obtain material non-public information about another company in the course of their duties are prohibited from trading in the stock or securities of the other company while in possession of such information or “tipping” others to trade on the basis of such information. Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including, for an employee, termination of employment or, for a director, a request that such director resign from the Board of Directors.

You are required to read carefully and observe our Insider Trading Compliance Policy, as amended from time to time. Please contact the Legal Department for a copy of the Insider Trading Compliance Policy or with any questions you may have about insider trading laws.

VII.	PUBLIC COMMUNICATIONS AND REGULATION FD

A.	Public Communications and Confidential Information

The Company puts tremendous value around our extended community and is committed to providing timely, consistent and credible information to the public about our businesses and philosophies. The Company’s activities are monitored by journalists, consultants, securities analysts, and others. Do not contact these individuals or groups or respond to their inquiries, whether online (including social media), by phone, or otherwise, unless you are authorized to do so. The Company requires Teammates to direct all media inquiries to the Brand Department or the Legal Department.

The Company has adopted a separate Policy Statement – Guidelines for Corporate Disclosure to maintain the Company’s credibility and reputation in the community, to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive financial data. See “Compliance with Regulation FD,” below.

In addition, Teammates should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees and directors who have a need to know such information to perform their responsibilities for the Company. Confidential information includes all non-public information that might be of use to competitors, or, if disclosed, harmful to the Company or its collaborators, customers or suppliers. Employees and directors have a duty to safeguard all confidential information of the Company or third parties with which the Company conducts business, except when disclosure is authorized or legally mandated, and disclosures of confidential information should be made in accordance with the Company’s Policy Statement – Guidelines for Corporate Disclosure and applicable law. Unauthorized disclosure of any confidential information is prohibited. Violations of this policy may include disciplinary action, up to and including termination of employment.

B.	Compliance with Regulation FD

In connection with its public communications, Virgin Orbit is required to comply with a rule under the federal securities laws referred to as Regulation FD (which stands for “fair disclosure”). Regulation FD provides that, when we disclose material non-public information about the Company to securities market professionals or the Company’s stockholders (where it is reasonably foreseeable that the stockholders will trade on the information), we must also disclose the information to the public. “Securities market professionals” generally include analysts, institutional investors and other investment advisors.

In the Company’s Guidelines for Corporate Disclosure, the Company has designated certain individuals as “spokespersons” who are responsible for communicating with analysts, institutional investors and representatives of the media. Any employee or director who is not a designated spokesperson of the Company is prohibited from communicating any information about the Company to analysts, institutional investors, other stockholders or representatives of the media, except at the request of the Company’s designated spokespersons. Requests for information should be referred to the Investor Relations Department.

For more information on the Company’s policies and procedures regarding public communications and Regulation FD, please contact the Legal Department for a copy of the Company’s Guidelines for Corporate Disclosure or with any questions you may have about disclosure matters.

VIII.	ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

As a public company Virgin Orbit is subject to various securities laws, regulations and reporting obligations. Virgin Orbit is committed to provide full, fair, complete, accurate, timely and understandable disclosure of information, including financial information, in reports filed with the Securities and Exchange Commission and in other public communications, in accordance with applicable laws, rules and regulations.

Both federal law and our policies require the disclosure of accurate and complete information regarding the Company’s business, financial condition and results of operations. Financial books, records and accounts must be maintained in reasonable detail, accurately reflect transactions and events, and conform to applicable legal and accounting requirements and to Virgin Orbit’s system of internal controls. In order to fulfill our responsibility for sound decision-making, we require honest and accurate recording and reporting of business information and transactions, including quality, safety and personnel data records, as well as financial transactions and records.

The Company’s principal financial officers and other employees working in the Finance Department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability. Falsification of any record or financial report, such as quality and safety data, time reports or expense reports, will result in immediate disciplinary action

IX.	RAISING CONCERNS OR COMPLAINTS ABOUT ACCOUNTING OR AUDITING MATTERS

Any teammate or Third Party may submit a good faith concern or complaint regarding accounting, internal accounting controls or auditing matters to Virgin Orbit, without fear of retaliation of any kind, in any of the following ways (these are general complaint procedures and may vary from country to country due to local laws and regulations):

●	Contact an Officer: Teammates with complaints regarding accounting, internal accounting controls or auditing matters may report their complaints to the Head of Legal or Head of Audit, in writing, by phone or via e-mail.

●	Call the Straight Up Hotline: Virgin Orbit’s Hotline permits Teammates to report complaints regarding accounting, internal accounting controls or auditing matters and other matters confidentially and anonymously. The Straight Up Hotline can be reached by telephone at 844-796-6538 or over the Internet at https://secure.ethicspoint.com/domain/media/en/gui/66454/index.html.

X.	RECORD RETENTION

Accurate and reliable records are crucial to our business. Our records are the basis of our earnings statements, financial reports, regulatory submissions and many other aspects of our business, and guide our business decision-making and strategic planning. Company records include financial records, personnel records, records relating to our technology, product development, collaborations, manufacturing and regulatory submissions, customer lists, and all other records maintained in the ordinary course of our business.

All Company records must be complete, accurate and reliable in all material respects. Comply with the Document Retention Policy in your retention and disposal of Company documents. Please contact the Legal Department or the People Department to obtain a copy of any such policy or with any questions concerning any such policy.

XI.	PUBLIC SECTOR CODE OF ETHICS AND BUSINESS CONDUCT

Virgin Orbit values its relationships with government customers throughout the United States and similarly values its partnerships with prime contractors and subcontractors who serve those customers (“Public Sector Customers”). The Company considers it a privilege to provide its products and services to assist critical government operations. All Company Teammates are committed to ethical behavior in all business dealings, including efforts to serve these Public Sector Customers. This Public Sector Code of Ethics and Business Conduct which supplements the Employee Handbook, is intended to inform and guide Teammates in those efforts.

Government contracting and subcontracting activities are covered by a complex set of laws, regulations and contract clauses which, some instances, vary from those governing relationships with commercial customers. Special rules, restrictions and procedures for dealing with government customers (including government-owned enterprises) may apply and may include enhanced disclosure requirements in contract negotiations, special billing or shipping procedures or stringent restrictions on gifts, travel and entertainment which can be offered to government employees.

It is important that each Teammate:

●	Read and understand this policy

●	Comply with all laws, regulations, Company policies and contract provisions governing our dealings with Public Sector Customers

●	Get help when questions arise relating to administration or performance of government contracts and subcontracts or other responsibilities relating to Public Sector Customers

A.	Fair Dealing

All Teammates are required to deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees, and anyone else with whom such Teammate has contact in the course of performing his or her job. Teammates are prohibited from taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts, or any other unfair dealing practice.

B.	Responsible Manufacturing and Distribution Practices

Virgin Orbit strives to ensure that products are manufactured in a responsible and ethical manner. Our Supplier Code of Conduct is the cornerstone of our commitment to responsible manufacturing and distribution practices around the world. It addresses issues relating to living and working conditions as well as environmental sustainability, and serve as the basis for Virgin Orbit’s Corporate Responsibility audit program.

C.	Purchasing Practices

All suppliers should be treated fairly, ethically and impartially. Virgin Orbit’s suppliers should be selected on the basis of factors such as suitability, quality, price, and delivery. Teammates involved in the review and selection of suppliers, vendors and service providers should avoid actions that convey or imply that decisions will be influenced by gifts or favors, or by personal or family relationships.

D.	Guidelines For Dealings With Public Sector Customers

Our dealings with Public Sector Customers are directed by the following Guidelines and basic principles:

●	Gifts/Bribes/Gratuities/Entertainment/Kickbacks. The rules for gifts, gratuities and entertainment relating to Public Sector Customers are very different from those relating to commercial customers. In particular, the Company and its Teammates recognize that it is illegal and unethical to: (1) compete for Public Sector Customer work or award Public Sector Customer work on anything other than the merits, and (2) provide anything of value or accept anything of value to reward or obtain favorable treatment. We will not offer, provide, solicit or accept anything of value in return for obtaining or rewarding favorable treatment concerning Public Sector Customer business; offer or provide anything of value in return for or to influence an act by a government teammate; or provide anything of value-- even a nominal value -- to a government teammate unless explicitly authorized by the Legal Department. Things of value include cash, meals, cocktails, lodging, transportation, greens fees, free goods, tickets to events and gift certificates -- among many others.

●	Books, Records and Communications. We will communicate truthfully and accurately with Public Sector Customers in all emails, letters, proposals, representations and certifications, and contract reports. We will never knowingly make a false statement or submit a false claim to a Public Sector Customer, directly or indirectly. This includes the submission of inaccurate or misleading information in support of prices offered by the Company, the submission of improper invoices, or inaccurate or misleading representations or certifications. We will maintain all relevant contract documentation in accordance with all applicable regulations and contract provisions.

●	Contingent Fee Agreements. We will comply with all laws and regulations that relate to contingent fee agreements for soliciting or receiving Public Sector Customer contracts. We will not execute any agreement that could involve improper attempts to influence the award of these contracts.

●	Cooperation with Government Reviews. Under the guidance and direction of our Legal Department, we will cooperate fully with all reviews (including audits) of our government contracts and subcontracts, and will make full disclosure, as appropriate, of legal violations of those agreements when required by regulation, contract or Company policies and procedures. As part of our cooperation, we shall not alter or delete documents relating to these agreements except in accordance with established record retention requirements or as otherwise directed by the Legal Department.

●	Cost Records. When required by contracts and subcontracts, we will make and retain accurate records relating to time billed and work performed. We will comply with all laws, regulations, contract/subcontract provisions and Company policies regarding cost reporting, including time charging.

●	Hiring Government Teammates. We will fully comply with all laws and regulations relating to employment discussions and employment decisions involving government officials and Teammates.

●	Organizational Conflicts of Interest (OCIs). In addition to avoiding personal conflicts of interest with the Company’s business (as set forth in the Employee Handbook), we must comply with the rules governing OCls applicable to government contractors and subcontractors. When requested, and as appropriate, we will identify and disclose to Public Sector Customers any OCls, which include circumstances when we or our business partners have (1) access to non-public information as part of performing a government contract if that information would give us a competitive advantage in future contract competitions; (2) set the “ground rules” through performance of a government contract (for example, by writing work statements or specifications) for future contract competitions in which we may participate; or (3) “impaired objectivity” because of product or performance evaluations or similar efforts that could have an impact on future contract awards.

●	Procurement Integrity. We will neither solicit nor accept competitors’ bid or proposal information or source selection information )such as internal government proposal evaluation information) when such actions are prohibited by law or regulation. We may not attempt to influence an ongoing source selection by means other than the bid or proposal process. The U.S. Procurement Integrity Act specifically prohibits any contractor from soliciting or obtaining certain nonpublic bid proposal, cost and pricing, and source selection information.

●	Product Substitution. We provide products and services to Public Sector Customers that comply fully with all specifications, statement of work and other contract provisions. We make substitutions of products, services or personnel only when (1) permitted by contract or subcontract and (2) when approved in a written modification by an authorized representative of the customer. All invoices must accurately reflect what has been ordered and delivered, consistent with the terms of the contract.

XII.	FAIR COMPETITION

A.	Gathering Competitive Information

Virgin Orbit does not seek to obtain competitive information by illegal or unethical means, and we do not knowingly use any information obtained that way. Any employee who finds that Virgin Orbit has information that may have been obtained illegally or unethically, such as information provided to us in violation of a confidentiality agreement, should immediately inform the Legal Department. The employee should turn the information over to a member of the Law Department staff, without sharing it with other Virgin Orbit employees.

B.	Anti-Competition and Anti-Trust Policy

Antitrust laws of the United States and other countries are designed to protect consumers and competitors against unfair business practices and to promote and preserve competition. Competition and antitrust laws prohibit making agreements with competitors, customers, suppliers, or other third parties that limit competition.

Virgin Orbit’s policy is to abide by all competition and antitrust laws that apply to us, avoiding situations that could put us at risk of even appearing to violate these laws. Violations of antitrust laws may result in severe penalties against the Company and its employees, including potentially substantial fines and criminal sanctions. No Teammate shall engage in discussions with competitors to, among other things:

●	fix prices;

●	divide sales opportunities or territories;

●	agree not to solicit each other’s customers;

●	boycott or refuse to sell a particular product to a certain customer, supplier, or vendor;

●	rig bids; or

●	share confidential information about pricing, profits, costs, sale terms, credit terms; customers, discounts, promotions, marketing or strategic plans, mergers and acquisitions, or any other sensitive information.

XIII.	COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS

Virgin Orbit is incorporated in the United States. The laws of the United States often extend to Virgin Orbit’s operations throughout the world, and to the business activities of Virgin Orbit’s employees wherever we live and work. Virgin Orbit’s operations are regulated by many different laws at the same time. There may be a conflict between the applicable laws of two or more countries. Any employee who thinks there may be a conflict should ask the Law Department for advice.

The Code of Conduct is intended to promote compliance with the laws and regulations that apply to Virgin Orbit’s business. However, if we find that compliance with the Code of Conduct might cause us to violate the law, we must obey the law and ask the Law Department for advice as soon as possible. On the other hand, if following any local business custom or practice would cause us to violate the Code of Conduct, we must comply with the Code of Conduct and notify our supervisors of the conflict.

A.	Export Control Compliance

As developers, manufacturers and operators of advanced aerospace equipment and technology we have access to and maintain highly sophisticated equipment, technical data and information that are subject to U.S. export control laws and regulations. These rules include the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State and the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce.

U.S. export control laws and regulations are designed to ensure that transfers of products, technology, and services to foreign persons (i.e. persons that are not U.S. citizens or do not have permanent residency status in the United States) are accomplished in a manner that is consistent with U.S. national security and foreign policy goals.

These requirements apply not only to physical export shipments but also to “intangible” releases of export- controlled information or data that may occur via email; network/server access; facility tours; telephone discussions and meetings with non-U.S. persons (i.e. someone who is not a U.S. citizen or permanent resident).

U.S. persons (including organizations) can face heavy fines and penalties if they have, without authorization, provided non-U.S. persons with access to export-controlled items. As it is Company policy to strictly adhere to these requirements it is critical that each teammate understands their obligation to support the Company policy and ensure that we handle controlled equipment, data and information responsibly and appropriately and transfer or disseminate it only as authorized by law or by license issued by the U.S. government.

Under no circumstances will an export, re-export, or import - whether in the form of an item, technical data, or in the provision of services - be made contrary to U.S. law or to the guidelines mandated by our internal trade compliance policies and procedures. In addition to the penalties that the U.S. Government may impose, noncompliance will be met with Company disciplinary action, up to and including termination. Any questionable, unauthorized, or illegal export-related activities should be reported to the Legal department.

To ensure compliance, each teammate must have an understanding of U.S. export controls, be familiar with our corporate compliance procedures, and seek appropriate guidance in a timely manner whenever an export control question arises in the course of our business activities. Virgin Orbit is dedicated to providing every teammate with the education, training, resources and support necessary to implement and maintain an effective export compliance program. All Teammates are required to attend export compliance training in order to understand and abide by the export compliance rules the Company has implemented.

B.	Anti-Trafficking Policy

The United States Government has a zero tolerance policy regarding trafficking in persons. As a government contractor/subcontractor, the Company also has adopted a zero tolerance policy regarding trafficking in persons consistent with the terms and definitions of Federal Acquisition Regulation (FAR) 52.222-50

Teammates involved in the performance of work for a federal government contract or subcontract shall not, during the period of performance of a federal government contract or subcontract:

●	Engage in forms of trafficking in persons during the period of performance of the contract;

●	Procure commercial sex acts during the period of performance of the contract;

●	Use forced labor in the performance of the contract;

●	Destroy, conceal, confiscate, or otherwise deny access by a teammate to the teammate’s identity or immigration documents, such as passports or drivers’ licenses, regardless of issuing authority;

●	Use misleading or fraudulent practices during the recruitment of Teammates or offering of employment, such as failing to disclose, in a format and language accessible to the worker, basic information or making material misrepresentations during the recruitment of Teammates regarding the key terms and conditions of employment, including wages and fringe benefits, the location of work, the living conditions, housing and associated costs (if employer or agent provided or arranged), any significant cost to be charged to the teammate, and, if applicable, the hazardous nature of the work;

●	Use recruiters that do not comply with local labor laws of the country in which the recruiting takes place;

●	Charge Teammates recruitment fees;

●	Fail to provide return transportation or pay for the cost of return transportation upon the end of employment;

●	Provide or arrange housing that fails to meet the host country housing and safety standards; or

●	If required by law or contract, fail to provide an employment contract, recruitment agreement, or other required work document in writing. Such written work document shall be in a language the teammate understands. If the teammate must relocate to perform the work, the work document shall be provided to the teammate at least five days prior to the teammate relocating. The teammate’s work document shall include, but is not limited to, details about work description, wages, prohibition on charging recruitment fees, work location(s), living accommodations and associated costs, time off, roundtrip transportation arrangements, grievance process, and the content of applicable laws and regulations that prohibit trafficking in persons.

All definitions applicable to this policy are found in FAR 52.222-50, which is available via the following link https://www.acquisition.gov/far/. Teammates directly involved in the performance of a government contract/subcontract must review the terms and definitions applicable to this policy. Additional information regarding the issues covered by the policy may be found at http://www.state.gov/j/tip/. If you have any questions about this policy, please contact your manager. To report a potential or suspected violation, please contact the People Department, your manager or any member of the leadership team.

Failure to comply with this policy will result in disciplinary action, which may include, but is not limited to, removal from the performance of the government contract/subcontract, reduction in benefits, and/or termination of employment.

C.	Anti-Corruption Policy

Virgin Orbit does not tolerate bribery or corruption in any form in the public or private sector. Paying bribes or engaging in other corrupt activity can result in the Company being prohibited from bidding on contracts, personal and Company fines and even imprisonment.

D.	Anti-Money Laundering Policy

Money laundering is the process by which funds generated through criminal activity (such as terrorism, drug dealing, or fraud) are processed through commercial transactions in order to hide the source of the proceeds, avoid reporting requirements, or evade taxes. Virgin Orbit seeks to comply with all applicable anti-money laundering and anti-terrorist financing laws. The Company does not condone or facilitate money laundering and expects all Teammates in customer and supplier facing roles to conduct robust “know your customer” identification and screening processes, and expects all Teammates to remain alert for possible instances of money laundering. Teammates should immediately notify the Legal Department of any suspicious activity (without informing the third party in question).

E.	Political Activity

Teammates must notify the Legal Department about plans to run for political office (including, but not limited to, municipal, state, federal office) and excuse themselves from any political matters involving the Company. Teammates are prohibited from pressuring or influencing co-workers, customers, or business partners who such Teammate knows through his or her job at the Company in matters related to such Teammates own personal political activity. Teammates must take special care to make it clear that such Teammate’s political activities and expressed political views are personal and not those of the Company.

XIV.	ACKNOWLEDGEMENT

To help ensure compliance with the Code of Conduct, Virgin Orbit requires that all directors, officers and Teammates review the Code of Conduct and acknowledge in writing their understanding of, and their agreement to comply with the Code of Conduct.

XV.	CONCLUSION

This Code of Conduct contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics.

This Code of Conduct, as applied to the Company’s principal financial officers, shall be our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. The Company reserves the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time.